SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. )*

MI DEVELOPMENTS INC.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

55304X104
(CUSIP Number)

Owl Creek Asset Management, L.P. 640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin (212) 688-2550

With a copy to:

Schulte Roth & Zabel LLP 919 Third Avenue, New York, NY 10022, Attn: Marc Weingarten, Esq. (212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 27 Pages)

--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X104	SCHEDULE 13D	Page 2 of 27 Pages

1	NAME OF REPORTING PERSON Owl Creek I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 27,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.06%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 55304X104	SCHEDULE 13D	Page 3 of 27 Pages

1	NAME OF REPORTING PERSON Owl Creek II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 360,600
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 360,600
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 360,600
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 55304X104	SCHEDULE 13D	Page 4 of 27 Pages

1	NAME OF REPORTING PERSON Owl Creek Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 388,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 388,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 388,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.8%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 55304X104	SCHEDULE 13D	Page 5 of 27 Pages

1	NAME OF REPORTING PERSON Owl Creek Asset Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,284,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,284,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,284,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.8%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 55304X104	SCHEDULE 13D	Page 6 of 27 Pages

1	NAME OF REPORTING PERSON Jeffrey A. Altman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,672,800
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,672,800
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,672,800
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 55304X104	SCHEDULE 13D	Page 7 of 27 Pages

Item 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Class A Subordinate Voting Shares (the "Class A Shares"), of MI Developments Inc. (the "Company"), whose principal executive offices are located at 455 Magna Drive, Aurora, Ontario, Canada L4G 7A9.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by

(i)  Owl Creek I, L.P., a Delaware limited partnership ("Owl Creek I"), with respect to the Class A Shares beneficially owned by it;

(ii)  Owl Creek II, L.P., a Delaware limited partnership ("Owl Creek II"), with respect to the Class A Shares beneficially owned by it;

(iii)  Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the Class A Shares beneficially owned by Owl Creek I and Owl Creek II;

(iv)  Owl Creek Asset Management, L.P., a Delaware limited partnership (the "Investment Manager"), with respect to the Class A Shares beneficially owned by Owl Creek Overseas Master Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"); and

(v)  Jeffrey A. Altman, with respect to the Class A Shares beneficially owned by Owl Creek I, Owl Creek II and Owl Creek Overseas.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."  Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

(c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership.  The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively.  The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 55304X104	SCHEDULE 13D	Page 8 of 27 Pages

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware.  The General Partner is a limited liability company organized under the laws of the State of Delaware.  Mr. Altman is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

1,672,800 Class A Shares reported herein as being beneficially owned by the Reporting Persons were acquired at an aggregate purchase price of approximately $43,797,145.  Such shares are held by the Reporting Persons in commingled margin accounts maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies.  In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account.  The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect.  Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Class A Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

The purpose of the acquisition of Class A Shares by the Reporting Persons was for investment in the ordinary course of business. As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on December 22, 2010 (the “Company 6-K”), the Company received on December 22, 2010 a proposal for a plan of arrangement or other form of transaction (the “Transaction”) which, if effected, would result in, among other things and as more fully described in the Company 6-K: (i) the transfer of the Company’s horseracing, gaming and real estate development and certain other assets and liabilities to the corporation controlled by the Stronach Trust that owns Class B Shares of the Company (such corporation, the “ST Shareholder”); (ii) the conversion of each Class A Share of the Company into one new common share of the Company; (iii) the conversion of each publicly held Class B Share into 1.2 new common shares of the Company; and (iv) the cancellation of each Class B Share held by the ST Shareholder for no consideration other than the transfer of assets and liabilities referenced in clause (i).

In connection with the proposed Transaction, on December 22, 2010, the Investment Manager, on behalf of Owl Creek I, Owl Creek II and Owl Creek Overseas, as holders of the Class A Shares reported herein, entered into a Support Agreement (the “Support Agreement”) with 445327 Ontario Limited, an entity controlled by the Stronach Trust.  Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Investment Manager agreed, among other things: (i) to vote (or cause to be voted) such Class A Shares in favor of the Transaction; (ii) except under certain circumstances, not to sell or otherwise transfer any of such Class A Shares or undertake other actions that would prevent the Investment Manager from carrying out its obligations under the Support Agreement; and (iii) to execute and deliver to the Company a proxy in respect of a meeting of shareholders to be called to approve the Transaction as contemplated by the Support Agreement.

CUSIP No. 55304X104	SCHEDULE 13D	Page 9 of 27 Pages

    Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Investment Manager has the right to terminate its obligations under the Support Agreement under certain conditions, including but not limited to: (i) the terms of the Transaction changing from those set out in the term sheet attached to the Support Agreement (the “Term Sheet”) in a manner that is adverse to the Reporting Persons or all shareholders signatory to the Support Agreement in a material respect; (ii)the Investment Manager, acting reasonably, determining that the definitive documents relating to the Transaction do not reflect the terms contemplated in the Term Sheet in a manner that is materially adverse to such Reporting Persons; (iii) the execution of definitive documentation relating to the Transaction having not occurred by January 31, 2011; or (iv) the Transaction having not been implemented by June 30, 2011.

The Company advised that the shareholders listed on Schedule A to the Support Agreement constitute all of the shareholders that, as of December 23, 2010, have executed either the Support Agreement or a support agreement with terms similar to those of the Support Agreement.  The Reporting Persons do not intend to update this Schedule 13D to reflect that they have learned that other shareholder(s) will or will not execute, or have terminated their obligations with respect to, the Support Agreement or a similar support agreement.

This summary of the Support Agreement is qualified in its entirety by the full terms and conditions of the Support Agreement attached as Annex 1, which exhibit is incorporated by reference herein.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Class A Shares, each Reporting Person at any time and from time to time may acquire additional Class A Shares or other securities of the Company or, subject to the terms of the Support Agreement, transfer or dispose of any or all of its Class A Shares depending upon an ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications regarding the Company with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the Transaction.  Such communications may concern, without limitation, the proposed Transaction, the Company’s operations, structure, potential reorganization plan(s) and financial relationships with Company affiliates, as well as any other potential strategies to maximize shareholder value.

CUSIP No. 55304X104	SCHEDULE 13D	Page 10 of 27 Pages

Except to the extent that the foregoing may be deemed a plan or proposal, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

A.  Owl Creek I, L.P.
(a)           Aggregate number of shares beneficially owned: 27,800.
Percentage: 0.06%  The percentages used herein and in the rest of Item 5 are calculated based upon the 46,160,564  Class A Shares outstanding as of December 31, 2009, as reported by the Company in its Form 40-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 29, 2010.
(b)           1.           Sole power to vote or direct vote: -0-
2.           Shared power to vote or direct vote: 27,800
3.           Sole power to dispose or direct the disposition: -0-
4.           Shared power to dispose or direct the disposition: 27,800
(c)           The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.
(d)           Owl Creek Advisors, LLC, the general partner of Owl Creek I, has the power to direct the affairs of Owl Creek I, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
(e)           Not applicable.

B.  Owl Creek II, L.P.
(a)           Aggregate number of shares beneficially owned: 360,600
Percentage: 0.8%
(b)           1.           Sole power to vote or direct vote: -0-
2.           Shared power to vote or direct vote: 360,600
3.           Sole power to dispose or direct the disposition: -0-
4.           Shared power to dispose or direct the disposition:  360,600
(c)           The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek II in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.
(d)           Owl Creek Advisors, LLC, the general partner of Owl Creek II, has the power to direct the affairs of Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
(e)           Not applicable.

CUSIP No. 55304X104	SCHEDULE 13D	Page 11 of 27 Pages

C.  Owl Creek Advisors, LLC
(a)           Aggregate number of shares beneficially owned: 388,400
Percentage: 0.8%
(b)           1.           Sole power to vote or direct vote:  -0-
2.           Shared power to vote or direct vote:  388,400
3.           Sole power to dispose or direct the disposition:  -0-
4.           Shared power to dispose or direct the disposition:  388,400
(c)           Owl Creek Advisors, LLC did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  However, Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and has the power to direct the affairs of Owl Creek I and Owl Creek II.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I and Owl Creek II in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.
(d)           Owl Creek Advisors, LLC, as the general partner of Owl Creek I and Owl Creek II, has the power to direct the affairs of Owl Creek I and Owl Creek II, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
(e)           Not applicable.

D.  Owl Creek Asset Management, L.P.
(a)           Aggregate number of shares beneficially owned: 1,284,400
Percentage: 2.8%
(b)           1.           Sole power to vote or direct vote: -0-
2.           Shared power to vote or direct vote: 1,284,400
3.           Sole power to dispose or direct the disposition: -0-
4.           Shared power to dispose or direct the disposition: 1,284,400
(c)           Owl Creek Asset Management, L.P. did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  However, Owl Creek Asset Management, L.P. is the investment manager to Owl Creek Overseas and has the power to direct the investment activities of Owl Creek Overseas.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek Overseas in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.
(d)           Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas, has the power to direct the investment activities of Owl Creek Overseas, including decisions respecting the receipt of dividends from the shares and the disposition of the proceeds from the sale of the shares.  Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
(e)           Not applicable.

CUSIP No. 55304X104	SCHEDULE 13D	Page 12 of 27 Pages

E.  Jeffrey A. Altman
(a)           Aggregate number of shares beneficially owned: 1,672,800
Percentage:  3.6%
(b)           1.           Sole power to vote or direct vote: -0-
2.           Shared power to vote or direct vote: 1,672,800
3.           Sole power to dispose or direct the disposition: -0-
4.           Shared power to dispose or direct the disposition: 1,672,800
(c)           Mr. Altman did not enter into any transactions in the Class A Shares of the Company within the last 60 days.  The acquisition/sale dates, number of Class A Shares acquired/sold and the price per share for all transactions by Owl Creek I, Owl Creek II and Owl Creek Overseas in the Class A Shares within the last 60 days, are set forth in Schedule A and are incorporated by reference.
(d)           Not applicable.
(e)           Not applicable.

In addition, if by virtue of the Support Agreement the Reporting Persons were deemed to be a "group" with 445327 Ontario Limited, the Stronach Trust or the other shareholders of the Company listed on Schedule A of the Support Agreement that have executed the Support Agreement or a support agreement with terms similar to those of the Support Agreement (such shareholders, collectively, the "Other Shareholders"). within the meaning of Rule 13d-5(b)(1) under the Act, the Reporting Persons would be deemed to beneficially own the Class A Shares and/or Class B Shares owned by such entities and persons. Based on publicly available information, the Reporting Persons believe the Stronach Trust and its affiliates beneficially own approximately 50,000 Class A Shares and 383,414 Class B Shares. Based on information provided by the Other Shareholders, the Reporting Persons believe the Other Shareholders beneficially own an aggregate of approximately 21,482,760 Class A Shares and that the Other Shareholders may beneficially own certain other Class A Shares or Class B Shares. The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any securities beneficially owned by 445327 Ontario Limited, the Stronach Trust or their affiliates and/or the Other Shareholders, and disclaim beneficial ownership of any securities beneficially owned by such entities and persons. All other parties to the Support Agreement are responsible for their own filings with the Securities and Exchange Commission.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Support Agreement and otherwise as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 55304X104	SCHEDULE 13D	Page 13 of 27 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Joint Filing Agreement
Annex 1. Support Agreement
Schedule A. Initiating Shareholders
Schedule B. Term Sheet

CUSIP No. 55304X104	SCHEDULE 13D	Page 14 of 27 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2010

/s/ JEFFREY A. ALTMAN

Jeffrey A. Altman, individually, and as managing member of Owl Creek Advisors, LLC, for itself and as general partner of Owl Creek I, L.P. and Owl Creek II L.P., and as managing member of the general partner of Owl Creek Asset Management, L.P., for itself and as investment manager to Owl Creek Overseas Master Fund, Ltd.

CUSIP No. 55304X104	SCHEDULE 13D	Page 15 of 27 Pages

Schedule A

OWL CREEK I, L.P.

Date of Transaction	Number of shares Purchased/(Sold)	Open market/ Cross Transaction	Price per share

11/1/2010	(400)	C	(14.51)

CUSIP No. 55304X104	SCHEDULE 13D	Page 16 of 27 Pages

OWL CREEK II, L.P.

Date of Transaction	Number of shares Purchased/(Sold)	Open market/ Cross Transaction	Price per share

11/1/2010	3,300	C	14.51

CUSIP No. 55304X104	SCHEDULE 13D	Page 17 of 27 Pages

OWL CREEK OVERSEAS MASTER FUND, LTD.

Date of Transaction	Number of shares Purchased/(Sold)	Open market/ Cross Transaction	Price per share

11/1/2010	(2,900)	C	(14.51)

CUSIP No. 55304X104	SCHEDULE 13D	Page 18 of 27 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:   December 30, 2010

/s/ JEFFREY A. ALTMAN
Jeffrey A. Altman, individually, and as

managing member of Owl Creek Advisors, LLC,
for itself and as general partner of
Owl Creek I, L.P. and Owl Creek II L.P.,
and as managing member of the general
partner of Owl Creek Asset Management, L.P.,
for itself and as investment manager to Owl
Creek Overseas Master Fund, Ltd.

CUSIP No. 55304X104	SCHEDULE 13D	Page 19 of 27 Pages

Annex 1

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (each a “Shareholder”, and collectively the “Initiating Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement or other form of transaction (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B.  For this purpose, each of the Initiating Shareholders further agrees as follows with respect to itself:

II.
Certain Initiating Shareholders will propose, with the support of 445327 Ontario Limited (“445”), the Transaction to the board of directors (the “Board”) of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

III.
Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

IV.
Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

V.
For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

VI.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:
the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Initiating Shareholders in a material respect;
the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in Schedule B in a manner that is materially adverse to the Shareholder;

CUSIP No. 55304X104	SCHEDULE 13D	Page 20 of 27 Pages

the execution of definitive documentation relating to the transaction has not occurred by January 31, 2011 or the transaction has not been implemented by June 30, 2011;
the meeting of shareholders of the Company to approve the Transaction has occurred;

this Agreement has not been signed (by joinder or counterpart) on or before January 31, 2011 by holders of Class B Shares which constitutes a “majority of the minority” of such shares for purposes of National Instrument 61-101 (excluding in such calculation Shares held by the Magna Deferred Profit Sharing Plan (Canada)); or

less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement.
445 agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.
VII.
Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement.  Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder.  Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

VIII.	Each Shareholder confirms that the following statement is _____ or is not ______ (check as applicable) accurate in respect of the Shareholder:

The Shareholder is not (i) an “interested party” (as defined in National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“NI 61-101”)) in respect of the Transaction, (ii) a “related party” (as defined in NI 61-101) of an “interested party” in respect of the Transaction or (ii) acting “jointly or in concert”, as determined in accordance with section 91 of the Securities Act (Ontario), with an “interested party” in respect of the Transaction or with a “related party” of an “interested party” in respect of the Transaction.

CUSIP No. 55304X104	SCHEDULE 13D	Page 21 of 27 Pages

X.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.
XI.
445 agrees to vote (or cause to be voted) all Shares owned or controlled by 445 in favour of the Transaction and agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

XII.
This Agreement is an agreement between each Shareholder and 445, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder.  Only 445 may enforce this Agreement against a Shareholder.  There are no third party beneficiaries of this Agreement, except the Initiating Shareholders.  Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein.  This Agreement may not be amended without the written consent of holders of a majority of the Class A Subordinate Voting Shares held by all Initiating Shareholders.

(Remainder of page intentionally left blank.  Signature page follows.)

CUSIP No. 55304X104	SCHEDULE 13D	Page 22 of 27 Pages

This Agreement shall be governed by the laws of the Province of Ontario and shall take effect upon the execution and delivery of this Agreement or a counterpart hereof by each of the Initiating Shareholders listed in Schedule A.

DATED the 20th day of December, 2010.

/Owl Creek Asset Management, L.P./
(Print Name of Shareholder)

/Signature/
(Signature of Shareholder or Authorized
Signatory)

/Daniel Sapadin, Chief Financial Officer/
(Print Name and Title)

/1,672,800/
(Number of Class A Subordinate Voting
Shares Held)

/--/
(Number of Class B Shares Held)

(indicate if Shares are Owned or Controlled and if Controlled or not Owned Directly, print name(s) of Registered Shareholder(s))

CUSIP No. 55304X104	SCHEDULE 13D	Page 23 of 27 Pages

445327 ONTARIO LIMITED

By:	/Signature/
Name:
Title:

CUSIP No. 55304X104	SCHEDULE 13D	Page 24 of 27 Pages

SCHEDULE A

INITIATING SHAREHOLDERS

1.	Farallon Capital Partners, L.P.
2.	Farallon Capital Institutional Partners, L.P.
3.	Farallon Capital Institutional Partners II, L.P.
4.	Farallon Capital Offshore Investors II, L.P.
5.	Farallon Capital Offshore Investors III, Inc.
6.	Hotchkis and Wiley Capital Management, LLC
7.	Tyndall Capital Partners
8.	Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund
9.	Owl Creek Asset Management L.P.
10.	Mackenzie Financial Corporation
11.	The Mangrove Partners Fund, LP
12.	Donald Smith & Co., Inc.
13.	John Moran
14.	Inky Investments
15.	CFG Trust #1
16.	DLF Trust #1
17.	FCF Family Investments
18.	Octagon Insurance Group Ltd.
19.	Dennis S. Moran
20.	Michael Knapp
21.	Blake Ashdown IRA
22.	Berg & Berg Enterprises, LLC
23.	Carl E. Berg
24.	Brad Shingleton Trust
25.	Theresa Foote Pledge Account
26.	North Run Master Fund, LP

CUSIP No. 55304X104	SCHEDULE 13D	Page 25 of 27 Pages

SCHEDULE B

TERM SHEET

1.	Definitions:
	(a)	“MID” means MI Developments Inc. and its subsidiaries.
	(b)	“Group 1 Assets and Liabilities” means:
	(1)	the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:
• Santa Anita Park
• Golden Gate Field
• Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)
• Gulfstream Park and associated retail development
• Portland Meadows
• Horseracing technology assets including XpressBet, AmTote, and HRTV LLC
• Joint Venture Interests in connection with the above assets.
(2)
all properties owned by MID as described under “Real Estate Business – Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;

	(3)	the residential zoned property known as “French Creek”;
	(4)	cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum
(5)
cash amount payable by MID to STco does not exceed $20 million (excluding restricted cash).  For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues).  Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

(6)
the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and (2) above (the “Group 1 Liabilities”); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

(7)
To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

	(8)	all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.
	(c)	“ST Shareholder” means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.
	(d)	“Public Shareholders” means all shareholders of MID other than the ST Shareholder.

CUSIP No. 55304X104	SCHEDULE 13D	Page 26 of 27 Pages

2.	By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:
	(a)	The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder (“STco”).
(b)
If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.

(c)
Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities.  Following closing of the transaction (the “Closing”), MID shall have one class of outstanding shares, being common shares.

(d)
On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the “Interim Period”), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period.  The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.	Upon Closing:
	(a)	MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.
(b)
The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information circular shall be designated by the supporting Class A Shareholders and STco shall not vote at the meeting to elect the board of directors of MID;

(c)
MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d)
If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.	The principal closing conditions will include:
	(a)	receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;
	(b)	receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;
	(c)	if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;
	(d)	no material adverse change in the affairs of MID;

CUSIP No. 55304X104	SCHEDULE 13D	Page 27 of 27 Pages

(e)
MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets.  For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

	(f)	reimbursements as contemplated in paragraphs 3(c) and (d) above.
	(g)	accuracy of all MID disclosure documents in all material respects; and
	(h)	the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.
	(i)	The target closing date is April 1, 2011.
5.	The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.
6.	Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.